SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM U-6B-2


                   Certificate of Notification

                    Certificate is filed by:

             Arkansas Power & Light Company ("AP&L")
                     425 West Capitol Avenue
                   Little Rock, Arkansas 72201


          This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

          1.   Type of security or securities:
                    The Loan Agreement executed by AP&L and Pope County, Arkansas (the "County") pursuant to which the County loaned and AP&L will repay on an installment basis the net proceeds of the sale and issuance by the County of $120,000,000 Pollution Control Revenue Bonds (Arkansas Power & Light Company Project) Series 1995 ("The Bonds").

          2.   Issue, renewal or guaranty:
                    Guaranty.

          3.   Principal amount of each security:
                    The Bonds:  $120,000,000 aggregate principal amount.

          4.   Rate of interest per annum of each security:
                    The Bonds:  6.30% per annum.

          5.   Date of issue, renewal or guaranty of each security:
                    The Loan Agreement:  November 15, 1995.
                    The Bonds:  November 29, 1995

          6.   If renewal of security, give date of original issue:
                    Not applicable.

          7.   Date of maturity of each security:
                    The Bonds:  November 1, 2020.

          8. Name of the person to whom each security was issued, renewed or guaranteed:
                    The Loan Agreement was executed by the County and AP&L to secure the repayment by AP&L of the proceeds of The Bonds. The Bonds were secured by a pledge and assignment by the County to Simmons First National Bank, Pine Bluff, Arkansas, as Trustee , of the payments to be made by AP&L pursuant to the Loan Agreement which payments will be sufficient to enable the Trustee to pay when due the principal of and premium, if any, and interest on The Bonds.

          9.   Collateral given with each security, if any:
                    Not applicable.

          10.  Consideration received for each security:
                    Proceeds of the sale of The Bonds were loaned by the County to AP&L pursuant to the Loan Agreement.

          11.  Application of proceeds of each security:
                    The Bonds were issued to provide funds for the redemption of $120,000,000 principal amount of 11% Pollution Control Revenue Bonds Series 1985 (Arkansas Power & Light Company Project) issued by Pope County to finance in part the acquisition, construction and installation of certain air and water pollution control and sewage and solid waste disposal facilities at the Arkansas Nuclear One Generating Plant owned by AP&L located in Pope County.

          12. Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
               Section 6(a) because of:
               a.   the provisions contained in the first
                    sentence of Section 6(b):
               b.   the provisions contained in the fourth
                    sentence of Section 6(b):
               c. the provisions contained in any rule of the Commission other than Rule 48: X

          13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding:
                    Not applicable.

          14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:
                    Not applicable.

          15. If the security or securities are exempt from the provisions of Section 6(a because of any rule of the Commission other than Rule 48, designate the rule under which exemption is claimed:
                    Rule 52.


                              ARKANSAS POWER & LIGHT COMPANY


                              By:    /s/ William J. Regan, Jr.
                                       William J. Regan, Jr.
                                  Vice President and Treasurer

Date:  December 8, 1995